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                                                                    Exhibit 99.2

[VIVENDI UNIVERSAL]

                                                               December 13, 2001




Vivendi Universal confirms that it has authorized Goldman Sachs and Deutsche Bank to carry out a placement of BSkyB share certificates that must be converted in October 2002. The placement is for an amount of $1.5 billion.

Following last week's sale of 9.3% of Vivendi Environnement and with this transaction, Vivendi Universal will then be in a position to cover any needs that may arise from various opportunities for strategic partnerships in the U.S. television and distribution segments. Such opportunities may or may not be taken up.

This press release contains "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.